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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 6 September 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Ines Watson - Assistant Secretary
Tel + 44 (0)20 7802 4176

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC.
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS AFFILIATES			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE SCHEDULE B ANNEXED HERETO
5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed 22,892,967	8.	Percentage of issued class 0.928%

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 1 SEPTEMBER 2004	11.	Date company informed 3 SEPTEMBER 2004
12.	Total holding following this notification 172,217,718			13.	Total percentage holding of issued class following this notification 6.978%

14.	Any additional information ANNOUNCEMENT TRIGGERED BY AFFILIATES DECREASING THEIR INTEREST (SEE SCHEDULE A ANNEXED HERETO)			15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7802 4176
16.	Name and signature of authorised company official responsible for making this notification INES WATSON, ASSISTANT SECRETARY, BHP BILLITON PLC
Date of notification 6 SEPTEMBER 2004

Schedule of holdings in BHP Billiton Plc as of 1 September 2004

BHP Billiton Plc

Schedule A

Number of Percent of
Shares Outstanding
The Capital Group Companies, Inc. ("CG") holdings 172,217,718 6.978%
Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company 56,840,958 2.303%

Capital International Limited 59,261,008 2.401%

Capital International S.A 21,557,124 0.873%

Capital International, Inc. 12,387,601 0.502%

Capital Research and Management Company 22,171,027 0.898%

Schedule of holdings in BHP Billiton Plc as of 1 September 2004

BHP Billiton Plc

Schedule B

BHP Billiton Plc

Schedule B

Capital Guardian Trust Company

Registered Name                                                                                                       Local Shares
Bank of New York Nominees	1,464,431
Bank of New York 3 Birchin Lane London EC3V 9BY UK
Bankers Trust	1,693,182
59 1/2 Southmark Street 2nd Floor London SEI 0HH UK
Barclays Bank	392,759
Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK
BT Globenet Nominees Ltd.	421,585
1 Appold Street Broadgate London EC2A 2HE UK
Chase Nominees Limited	24,082,379
Woolgate House Coleman Street London EC2P 2HD UK
Citibank	35,300

Citibank London	23,502
11 Old Jewry London EC2R 8D8 UK

Registered Name                                                                                                       Local Shares
HSBC Bank plc	29,872
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan Chase Bank	622,000

Mellon Bank N.A.	213,900
London Branch London United Kingdom
Mellon Nominees (UK) Limited	2,435,000
150 Buchanan Street Glasgow G1 2DY United Kingdom
Midland Bank plc	8,943,828
5 Laurence Poutney Hill EC4R 0E, United Kingdom
MSS Nominees Limited	16,310
Midland Bank plc Mariner House, Pepys London EC3N 4DA
Nortrust Nominees Limited	7,404,599
155 Bishopsgate London EC2M 3XS UK

Registered Name                                                                                                       Local Shares
Northern Trust	303,600
c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS UK
Royal Trust	31,600

Royal Bank of Scotland	117,705
Regents House, 42 Islington High Street London N1 8XL UK

ROY Nominees Limited	38,096
71N Queen Victoria Street London Ec4V 4DE UK
State Street Bank & Trust Co	150,557

State Street Nominees Limited	8,420,753
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	56,840,958

Schedule of holdings in BHP Billiton Plc as of 1 September 2004

Capital International Limited

Registered Name                                                                                                       Local Shares
Bank of New York Nominees	14,405,187
Bank of New York 3 Birchin Lane London EC3V 9BY
Bank One London	957,773

Barclays Bank	832,336
Barclays Global Securities Services 8 Angel Court London EC2R 7HT
Bankers Trust	516,863
59 1/2 Southwark Street 2nd Floor London SE1 0HH
Chase Nominees Limited	9,794,772
Woolgate House Coleman Street London EC2P 2HD
Citibank London	1,096,106
11 Old Jewry London EC2R 8D8 UK
Citibank NA	314,794
Toronto
Clydesdale Bank plc	471,115

Registered Name                                                                                                       Local Shares
Deutsche Bank AG	1,804,355
23 Great Winchester Street London EC2P 2AX UK
HSBC Bank plc	1,191,817
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan Chase Bank	477,000

KAS UK	409,200
Kass Associate P O Box 178 1000 AD Amsterdam
Lloyds Bank	171,712
Central Settlement Section Branches Stock Office 34 Threadneedle Street London
Mellon Bank N.A.	928,239
London Branch London UK
Mellon Nominees (UK) Limited	898,969
150 Buchanan Street Glasgow G1 2DY UK
Midland Bank plc	441,059
5 Laurence Poutney Hill EC4R 0E UK

Registered Name                                                                                                       Local Shares
Morgan Guaranty	239,032
83 Pall Mall London SW1Y 5ES UK
MSS Nominees Limited	413,400
Midland Bank plc Mariner House, Pepys London EC3N 4DA
National Westminster Bank	472,938

Northern Trust AVFC	485,932
South Africa
Northern Trust	2,904,047
c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M3XS
Nortrust Nominees	7,362,191
155 Bishopsgate London ECM 3XS UK
Royal Bank of Scotland	4,845,557
Regents House, 42 Islington High St London N1 8XL UK
State Street Australia Limited	27,300
Australia

Registered Name                                                                                                       Local Shares
State Street Bank & Trust Co	5,996,987

State Street Nominees Limited	1,802,327
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	59,261,008

Schedule of holdings in BHP Billiton Plc as of 1 September 2004

Capital International S.A.

Registered Name                                                                                                       Local Shares
Barclays Bank	1,831,447
Barclays Global Securities Services 8 Angel Court London EC2R 7HT
Bank of New York Nominees	19,700
Bank of New York 3 Birchin Lane London EC3V 9BY
Brown Bros	169,046
One Mellon Bank Center Pittsburg, PA 15258
Chase Nominees Limited	4,587,695
Woolgate House Coleman Street London EC2P 2HD
Citibank London	103,124
11 Old Jewry London EC2R 8D8 UK
Citibank NA	85,633
Toronto
Credit Suisse London Branch	147,555
24 Bishopsgate London EC2N 4BQ UK

Registered Name                                                                                                       Local Shares
Deutsche Bank AG	551,009
23 Great Winchester Street London EC2P 2AX UK
HSBC Bank plc	1,076,657
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan	9,483,785

Lloyds Bank	39,000
Central Settlement Section Branches Stock Office 34 Threadneedle Street London

Midland Bank plc	1,921,211
5 Laurence Poutney Hill EC4R 0E United Kingdom
Morgan Stanley	132,205

National Westminster Bank	271,584

Nortrust Nominees Limited	127,086
155 Bishopsgate London EC2M3XS

Registered Name                                                                                                       Local Shares
Pictet & Cie	145,200
Geneva
RBSTB Nominees Ltd	413,100
67 Lombard Street London EC3 3DL UK
Royal Bank of Scotland	285,906
Regents House, 42 Islington High St London N1 8XL UK
State Street Bank & Trust Co	98,581

State Street Nominees Limited	67,600
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	21,557,124

Schedule of holdings in BHP Billiton Plc as of 1 September 2004

Capital International, Inc.

Registered Name                                                                                                       Local Shares
Bank of New York Nominees	775,248
Bank of New York 3 Birchin Lane London EC3V 9BY
Bankers Trust	22,991
59 1/2 Southwark Street 2nd Floor London SE1 0HH
Brown Bros	280,002
One Mellon Bank Center Pittsburgh, PA 15258
Chase Nominees Limited	3,129,110
Woolgate House Coleman Street London EC2P 2HD
Citibank	32,147

Citibank London	79,205
11 Old Jewry London EC2R 8D8 UK
Citibank NA	391,544
Toronto

Registered Name                                                                                                       Local Shares
HSBC Bank plc	295,900
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan Chase Bank	740,000

Midland Bank plc	472,414
5 Laurence Poutney Hill EC4R 0E UK
Northern Trust	49,889
C/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS
Nortrust Nominees Limited	370,498
155 Bishopsgate London EC2M3XS
Royal Bank of Scotland	411,069
Regents House, 42 Islington High St London N1 8XL UK
RBSTB Nominees Ltd	88,295
67 Lombard Street London EC3 3DL UK
State Street Bank & Trust Co	524,688

Registered Name                                                                                                       Local Shares
State Street Nominees Limited	4,724,601
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	12,387,601

Schedule of holdings in BHP Billiton Plc as of 1 September 2004

Capital Research and Management Company

Registered Name                                                                                                       Local Shares
Chase Nominees Limited	20,671,027
Woolgate House Coleman Street London EC2P 2HD
State Street Nominees Limited	1,500,000
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	22,171,027

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 6 September 2004